Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286709

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 13 DATED SEPTEMBER 22, 2025
TO THE PROSPECTUS DATED APRIL 23, 2025

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 23, 2025 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2025 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus included herein is a combined prospectus that relates to (i) the Registration Statement (File No. 333-264145), dated April 5, 2022, as amended, previously filed by the Fund on Form N-2 (the “Prior Registration Statement”) and (ii) the Registration Statement (File No. 333-286709), dated April 23, 2025, as amended, previously filed by the Fund on Form N-2. This Supplement also constitutes a supplement to the Prior Registration Statement.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) September 22, 2025

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On September 16, 2025, Ares Strategic Income Fund (the “Fund”) increased the total commitments under its senior secured revolving credit facility (the “Revolving Credit Facility”) with JPMorgan Chase Bank, N.A. and each of the other parties thereto from $3.225 billion to $3.250 billion. The other terms of the Revolving Credit Facility remained unchanged.

Item 3.02 Unregistered Sale of Equity Securities.

During September 2025, the Fund sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on September 22, 2025. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of August 31, 2025. The offer and sale of these Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During September 2025 (number of shares finalized on September 22, 2025)	15,828,304	$435.3

Item 8.01  Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of August 31, 2025, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of August 31, 2025
Class I	$27.50
Class S	$27.50
Class D	$27.50

As of August 31, 2025, the Fund’s aggregate NAV was approximately $9.6 billion, the fair value of its portfolio investments was approximately $18.3 billion, and it had approximately $8.2 billion of debt outstanding. The Fund’s debt-to-equity ratio as of August 31, 2025 was 0.88x.

September 2025 Distributions

As previously disclosed, on May 14, 2025, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01921	$0.19509
Class D	$0.21430	$0.00565	$0.20865

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on September 30, 2025 and will be paid on or about October 23, 2025.

The September 2025 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

October, November and December 2025 Distributions

Also, as previously disclosed, on August 8, 2025, the Fund announced the declaration of regular monthly gross distributions for October, November and December 2025, in each case for each class of its Common Shares in the amounts per share set forth below:

		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
October 31, 2025	November 21, 2025	$0.21430	$0.21430	$0.21430
November 28, 2025	December 24, 2025	$0.21430	$0.21430	$0.21430
December 31, 2025	January 23, 2026	$0.21430	$0.21430	$0.21430

(1)The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

Portfolio and Business Commentary

As of August 31, 2025, the Fund had investments in 786 portfolio companies with total fair value of approximately $18.3 billion. As of August 31, 2025, 93% of the debt investments at fair value in the Fund’s portfolio were floating rate. As of August 31, 2025, based on fair value, the Fund’s portfolio investments consisted of the following:

As of August 31, 2025
Portfolio Investments
First lien senior secured loans	82.6%
Second lien senior secured loans	1.8
Senior subordinated loans	4.3
Corporate bonds	0.5
Collateralized loan obligations	4.9
Commercial mortgage-backed securities	0.6
Private asset-backed investments	1.5
Preferred equity	1.4
Other equity	2.4
Total	100.0%

As of August 31, 2025, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of August 31, 2025
Industry
Software and Services	19.7%
Health Care Equipment and Services	10.8%
Commercial and Professional Services	9.7%
Capital Goods	7.3%
Financial Services	6.9%
Consumer Services	6.8%
Investment Funds and Vehicles	6.7%
Insurance	5.7%
Sports, Media and Entertainment	4.2%
Pharmaceuticals, Biotechnology and Life Sciences	3.3%

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $15.0 billion of its Common Shares, pursuant to a registered offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing, reflective of transfers between share classes. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering and in Private Placements on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration
Registered Offering:
Class I	100,072,391	$2,732.7
Class S	44,628,374	$1,216.7
Class D	27,926,545	$764.2
Private Placements
Class I	198,873,452	$5,408.1
Class S	—	—
Class D	—	—
Total Registered Offering and Private Placements*	371,500,761	$10,121.8

*Amounts may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: September 22, 2025

	By:	/s/ SCOTT C. LEM
	Name:	Scott C. Lem
	Title:	Chief Financial Officer and Treasurer

Please retain this Supplement with your Prospectus.